UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission File Number 1-10706

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMERICA INCORPORATED PREFERRED SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMERICA INCORPORATED

Comerica Bank Tower

1717 Main Street

MC 6404

Dallas, Texas 75201

Comerica Incorporated Preferred Savings Plan

Exhibit 23.1          Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)

*            Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Comerica Incorporated Preferred Savings Plan
Years Ended December 31, 2009 and 2008
with Report of Independent Registered Public Accounting Firm

Comerica Incorporated
Preferred Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Audit Committee

Comerica Incorporated

We have audited the accompanying statements of net assets available for benefits of the Comerica Incorporated Preferred Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Dallas, Texas
June 23, 2010

Comerica Incorporated Preferred Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments, at fair value:
Mutual funds	$308,486,041	$230,923,213
Collective trust funds	298,486,944	248,600,143
Comerica Incorporated common stock	108,234,575	80,294,384
Participant loans	20,922,123	21,872,218
Total investments	736,129,683	581,689,958

Accrued income receivable	183,438	1,311,110
Receivable for unsettled trades	32,328	—
Employer contributions receivable	2,941,303	1,863,805
Net assets reflecting investments at fair value	739,286,752	584,864,873
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,523,883	6,062,393
Net assets available for benefits	$741,810,635	$590,927,266

See accompanying notes.

Comerica Incorporated Preferred Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2009	2008
Additions
Participant contributions	$40,030,345	$44,525,792
Employer contributions	22,347,781	22,783,499
Dividend and interest income	5,935,174	22,382,442
Other additions	—	11,039
Total additions	68,313,300	89,702,772

Deductions
Distributions to participants	45,353,790	55,961,317
Administrative expenses and other deductions	7,054	16,058
Total deductions	45,360,844	55,977,375

Net appreciation (depreciation) in fair value of investments	127,930,913	(279,873,486)
Net increase (decrease) for the year	150,883,369	(246,148,089)
Net assets available for benefits at:
Beginning of year	590,927,266	837,075,355
End of year	$741,810,635	$590,927,266

See accompanying notes.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements

1. Description of the Plan

The Comerica Incorporated Preferred Savings Plan (the Plan) is a defined contribution plan, with a 401(k) feature, covering all eligible employees of Comerica Incorporated (the Corporation) and certain subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Information about the Plan agreement, participants’ investment alternatives and the vesting and benefit provisions is contained in the summary plan descriptions captioned “Comerica Incorporated Preferred Savings 401(k) Plan” and “Comerica Incorporated Preferred Savings Plan — Defined Contribution Feature.” Copies of these summary plan descriptions are available on the internet at www.comerica.com/hr.

Although the Corporation has not expressed any intent to do so, the Corporation has the right under the Plan to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants’ accounts become fully vested and non-forfeitable.

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document and the summary plan descriptions for more complete information.

Eligibility

Employees are generally eligible to participate in the 401(k) feature of the Plan on the first day of the month coincident with or following six consecutive months of service. All full-time employees hired on or after January 1, 2007 are generally eligible to participate in the defined contribution feature of the Plan after completing one year of service.

Participant Contributions

Participants may make pre-tax contributions to the Plan through payroll deductions, not to exceed the lesser of 50 percent of the participant’s annual compensation or the Internal Revenue Service (IRS) allowed maximum ($16,500, plus an additional $5,500 for participants age 50 or over, in 2009, and $15,500, plus an additional $5,000 for participants age 50 or over, in 2008). Participants direct the investment of their accounts among the investment funds offered by the Plan. Participants may change their investment options at any time. If a participant does not make an investment election upon enrollment, the participant’s contributions are initially invested in the Comerica Destination Fund appropriate for the participant’s age and can be redirected by the participant at any time at their discretion.

Rollover contributions are also accepted from other tax-qualified plans, providing certain specified conditions are met.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Employer Matching Contributions

The Corporation makes a matching contribution on behalf of each participant of 100 percent of the first four percent of qualified earnings contributed by the participant, up to the current IRS compensation limit, invested based on the participant’s investment elections.

Employer Defined Contributions

The Plan includes a defined contribution feature for the benefit of substantially all full-time employees hired on or after January 1, 2007. Under the defined contribution feature, the Corporation makes an annual contribution to the individual account of each eligible employee ranging from three percent to eight percent of annual compensation, determined based on combined age and years of service. The contributions are invested based on employee investment elections. The employee fully vests in the defined contribution account after three years of service.

Contributions receivable represent the defined contributions due from the Corporation for the years ended December 31, 2009 and 2008.

Dividend Election

Effective September 16, 2008, the Plan discontinued the Corporation’s common stock as an investment election available to participants for future contributions or reallocations from other investments.  Participants’ existing investments in the Corporation’s common stock are held in an Employee Stock Ownership Plan (ESOP) investment.  Participants may elect to either reinvest the dividends within the Plan or receive the dividends as cash with their regular pay.

Forfeited Accounts

Unallocated employer contributions resulting from employee forfeitures are retained in the Plan and used to reduce future employer contributions. Unallocated employer contributions are primarily retained in the Stable Value Fund as of December 31, 2009 and 2008.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The following table presents a summary of changes in unallocated employer contributions during the plan years ended December 31, 2009 and 2008:

Balance at January 1, 2008	$1,759
Employee forfeitures during the year	10
Reduction of employer contributions	(1,365)
Net depreciation in fair value of investments	(387)
Balance at December 31, 2008	$17
Employee forfeitures during the year	371,143
Net appreciation in fair value of investments	136
Dividend income	4,253
Balance at December 31, 2009	$375,549

Participant Loans

Participants generally may borrow from their account balances an amount not to exceed the lesser of $50,000 or 50 percent of their total contributions, matching contribution and rollover contribution account balances. Participants may have only two loans outstanding at any time.  Each loan is required to be repaid within five years or less, or up to 15 years if the loan is for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear a fixed rate of interest determined at origination (currently one percent above the Prime Rate published in The Wall Street Journal).  Principal and interest are paid by the participant through payroll deductions.  Participants are charged a fee to initiate each loan as well as a quarterly loan maintenance fee.

Plan Expenses

Administrative expenses incurred in connection with the operation of the Plan are substantially paid by the Corporation.  Certain investment transaction expenses and participant loan fees are charged to the participants’ accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Plan conform to U.S. generally accepted accounting principles. Certain prior year amounts have been reclassified to conform to the current presentation. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Fair value measurement applies whenever accounting guidance requires or permits assets or liabilities to be measured at fair value.  Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date.  Fair value is based on the assumptions market participants would use when pricing an asset or liability.  Fair value measurement and disclosure guidance establishes a three-level fair value hierarchy that prioritizes the information used to develop fair value.  The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data.  Fair value measurements are separately disclosed by level within the fair value hierarchy.  For assets recorded at fair value, it is the Plan’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements for those items for which there is an active market.

During 2009, the Plan adopted new fair value measurement guidance related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased.  The new guidance requires an assessment of whether certain factors exist to indicate that the market for an instrument is not active at the measurement date. If, after evaluating those factors, the evidence indicates the market is not active, the Plan must determine whether recent quoted transaction prices are associated with distressed transactions. If the Plan concludes that the quoted prices are associated with distressed transactions, an adjustment to the quoted prices may be necessary or the Plan may conclude that a change in valuation technique or the use of multiple techniques may be appropriate to estimate an instrument’s fair value.  The adoption of the new fair value measurement guidance was not material to the Plan’s net assets available for benefits and changes in net assets available for benefits.

Also during 2009, the Plan adopted new fair value guidance in 2009 that permits the measurement of certain alternative investments on the basis of net asset value per share of the investment (or its equivalent).  The adoption of the new guidance was not material to the Plan’s net assets available for benefits and changes in net assets available for benefits.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Stable Value Fund is a collective trust fund that primarily invests in guaranteed investment contracts (GICs) and synthetic GICs.  Investment contracts held by a defined contribution plan are reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The contract value represents contributions plus earnings at the guaranteed rate, less participant withdrawals and administrative expenses.  The Statements of Net Assets Available for Benefits present the fair value of the collective trust funds and the adjustment from fair value to contract value for the Stable Value Fund at December 31, 2009 and 2008.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Securities transactions are recorded on a trade-date basis.  Realized gains and losses are reported based on the average cost of securities sold.  Dividend income is recorded on the ex-dividend date.  Interest income is accounted for on the accrual basis.

Pending Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,” (ASU 2010-06).  ASU 2010-06 requires separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers, and disclosure of purchases, sales, issuances and settlements activity on a gross (rather than net) basis in the Level 3 reconciliation of fair value measurements for assets and liabilities measured at fair value on a recurring basis.  In addition, ASU 2010-06 clarifies existing disclosures for level of disaggregation of fair value measurements of assets and liabilities, and inputs and valuation techniques used for fair value measurements in Levels 2 and 3.  The effective date is for fiscal years beginning after December 15, 2009, except for the disclosures about activity on a gross basis in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. Accordingly, the Plan will adopt the provisions of ASU 2010-06 for the year ended December 31, 2010, except for the disclosures about activity on a gross basis in the Level 3 reconciliation, which the Plan will adopt the year ended December 31, 2011.  The Plan does not expect the adoption of the provisions of ASU 2010-06 to have a material effect on the Plan’s net assets available for benefits and changes in net assets available for benefits.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

3. Fair Value

The Plan utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Mutual funds, collective trust funds, Comerica Incorporated common stock and participant loans are recorded at fair value on a recurring basis.

The Plan categorizes assets and liabilities at fair value into a three-level hierarchy, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1                                                          Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2                                                          Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3                                                          Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies and key inputs used to measure assets recorded at fair value, including an indication of the level of the fair value hierarchy in which the assets are classified.

Mutual funds:  Mutual funds are valued using the Net Asset Value (NAV) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of shares outstanding.  Mutual fund NAVs are quoted in an active market and are classified in Level 1 of the fair value hierarchy.

Collective trust funds:  Collective trust funds are valued using the NAV provided by the administrator of the fund.  The NAV is based primarily on observable inputs, generally the quoted prices for the underlying assets owned by the fund.  Collective trust funds are classified in Level 2 of the fair value hierarchy.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

3. Fair Value (continued)

The underlying investments of the Stable Value Fund consist of cash equivalents, collective trust funds, GICs and synthetic GICs.  Cash equivalents are money market funds that are valued at cost.  The collective trust fund values are based on the NAV provided by the administrator of the fund.  The GICs are valued utilizing a discounted cash flow model based upon the average spread over a like-duration Treasury available in the market on the valuation date.  The fair value of the synthetic GICs is based upon the fair value of the underlying assets at the NAV, as described above. The issuers of GICs guarantee that all qualified participant withdrawals will occur at contract value.  The fair value of the issuer guarantees were not significant inputs to the valuation.  The Plan classifies the Stable Value Fund in Level 2 of the fair value hierarchy.

Comerica Incorporated common stock:  Fair value measurement of Comerica Incorporated common stock is based upon the closing price reported on the New York Stock Exchange and is classified in Level 1 of the fair value hierarchy.

Participant loans:  Loans to plan participants are valued at cost, plus accrued interest, which approximates fair value, and are classified in Level 2 of the fair value hierarchy.

The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

3. Fair Value (continued)

The table below presents, by level within the fair value hierarchy, the recorded amount of the Plan’s assets measured at fair value on a recurring basis.  There were no liabilities measured at fair value at December 31, 2009 and 2008.

	Total	Level 1	Level 2
December 31, 2009
Mutual funds	$308,486,041	$308,486,041	$—
Collective trust funds	298,486,944	—	298,486,944
Comerica Incorporated common stock	108,234,575	108,234,575	—
Participant loans	20,922,123	—	20,922,123
Total assets recorded at fair value	$736,129,683	$416,720,616	$319,409,067

December 31, 2008
Mutual funds	$230,923,213	$230,923,213	$—
Collective trust funds	248,600,143	—	248,600,143
Comerica Incorporated common stock	80,294,384	80,294,384	—
Participant loans	21,872,218	—	21,872,218
Total assets recorded at fair value	$581,689,958	$311,217,597	$270,472,361

The Plan has no assets classified within Level 3 of the fair value hierarchy at December 31, 2009 and 2008.

4. Investments

The fair value of individual investments that represented 5 percent or more of the Plan’s net assets available for benefits at the end of the respective years are as follows:

	December 31,
	2009	2008

Comerica Stable Value Fund	$143,640,733	$136,871,798
Comerica Incorporated common stock	108,234,575	80,294,384
Comerica S&P 500 Index Fund	89,271,848	71,333,696
William Blair International Growth Fund	38,059,123	*
Neuberger Berman Genesis Fund	*	29,577,766

* Less than 5 percent

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

4. Investments (continued)

During the years ended December 31, 2009 and 2008, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Years Ended December 31
	2009	2008

Mutual funds	$59,010,389	$(134,946,283)
Collective trust funds	32,507,358	(49,004,830)
Comerica Incorporated common stock	36,413,166	(95,922,373)
	$127,930,913	$(279,873,486)

5. Transactions With Parties-in-Interest

Certain Plan investments are shares of collective trust funds managed by Comerica Bank (the Bank), a subsidiary of the Corporation. The Bank serves as trustee of the Plan. Transactions involving funds administered by the trustee qualify as exempt party-in-interest transactions.  Participants direct how their contributions are invested within the Plan.

The Bank provides the Plan with certain accounting and administrative services for which no fees are charged.

On December 31, 2009 and 2008, the Plan held 3,660,282 shares and 4,045,057 shares of Comerica Incorporated common stock, respectively, with fair values of $108,234,575 and $80,294,384, respectively.  During the years ended December 31, 2009 and 2008, the Plan recorded dividend income from Comerica Incorporated common stock of $791,556 and $9,566,127, respectively.

6. Tax Status

The Plan received a determination letter from the Internal Revenue Service dated December 11, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500

	2009	2008
Net assets available for benefits per financial statements	$741,810,635	$590,927,266
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,523,883)	(6,062,393)
Net assets per Form 5500	$739,286,752	$584,864,873
Increase (decrease) in net assets per the financial statements	$150,883,369	$(246,148,089)
Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,538,510	(6,062,393)
Increase (decrease) in net assets per Form 5500	$154,421,879	$(252,210,482)

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Supplemental Schedule

Comerica Incorporated Preferred Savings Plan

EIN:  #38-1998421        Plan  #002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2009

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
Lessor, or Similar Party	Collateral, Par, or Maturity Value	Value

Mutual Funds
American Funds	The Growth Fund of America - 876,832 shares	$23,919,974
	Capital World Growth & Income - 116,716 shares	3,977,691

Eagle Funds	Eagle Small Cap Growth Fund — 711,818 shares	20,080,375

Franklin/Templeton Investments	Franklin Rising Dividends Fund — 619,910 shares	17,301,683
	Templeton Growth Fund — 1,265,152 shares	21,267,208

Goldman Sachs Funds	Goldman Sachs Core Fixed Income Fund - 1,836,854 shares	17,266,424

Invesco Aim Funds	Aim STIT Treasury Fund- 5,244,170 shares	5,244,170

Munder Funds	Munder Large Cap Value Fund — 2,217,963 shares	25,639,655
	Munder MidCap Core Growth Fund — 1,002,199 shares	22,729,880

Neuberger Berman Funds	Neuberger Berman Genesis Fund — 919,069 shares	36,073,467

Van Kampen Funds	Van Kampen Equity & Income Fund — 3,040,173 shares	23,682,947
	Van Kampen Government Securities Fund — 2,145,292 shares	20,208,652

Vanguard Funds	Vanguard S&P MidCap Index Fund — 967,658 shares	15,869,586
	Vanguard S&P Small Cap Index Fund — 301,724 shares	8,297,420

William Blair Funds	William Blair Growth Fund — 896,642 shares	8,867,786
	William Blair International Growth Fund — 2,051,705 shares	38,059,123
Total Mutual Funds		308,486,041

Collective Trust Funds
Comerica Incorporated (a)	Comerica Stable Value Fund — 146,164,616 shares	143,640,733
	Comerica S&P 500 Index Fund — 8,296,879 units	89,271,848
	Comerica Destination Retirement Fund — 676,103 units	8,137,007
	Comerica Destination 2015 Fund — 1,583,117 units	18,877,805
	Comerica Destination 2025 Fund — 1,606,878 units	18,699,620
	Comerica Destination 2035 Fund — 959,222 units	10,799,829
	Comerica Destination 2045 Fund — 787,920 units	9,057,346
	Comerica Short Term Fund - 2,756 units	2,756
Total Collective Trust Funds		298,486,944

Comerica Incorporated (a)	Common Stock — 3,660,282 shares	108,234,575

Participant loans (a)	Interest rate range: 6.99% to 11.74%, with various maturity dates	20,922,123

Total investments		$736,129,683

(a)  Party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Comerica Incorporated Preferred Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Comerica Incorporated Preferred Savings Plan

/s/ Jon W. Bilstrom
Jon W. Bilstrom
Executive Vice President - Governance,
Regulatory Relations and Legal Affairs
Comerica Incorporated

Dated: June 23, 2010

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)